UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2006.
or

☐	Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from                                         to                                         .
Commission file number 1-02658
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Stewart Salary Deferral Plan
1980 Post Oak Blvd
Houston, TX 77056-3899
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Stewart Information Services Corporation
(a Delaware Corporation)
74-1677330
1980 Post Oak Blvd
Houston, Texas 77056-3899
Telephone Number — Area Code (713) 625 -8100

Required Information
The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart Salary Deferral Plan:
Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits — December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2006
Notes to Financial Statements — December 31, 2006 and 2005
Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2006
Signature
Exhibit
Consent of Mir•Fox & Rodriguez, P.C. (Exhibit 23.1)

STEWART SALARY DEFERRAL PLAN
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
Stewart Salary Deferral Plan:
We have audited the accompanying statements of net assets available for benefits of the Stewart Salary Deferral Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the 2006 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

/s/ Mir•Fox & Rodriguez, P.C.

Houston, Texas June 15, 2007

STEWART SALARY DEFERRAL PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS:
Investments, at fair value	$236,870,445	$197,124,526
Noninterest-bearing cash	—	47,732
Receivables -
Company contributions, net of forfeitures	187,965	119,880
Plan participants’ contributions	831,481	752,246
Plan participants’ loan repayments	94,763	78,420
Securities sales receivable	2,335	—
Accrued income on investments	2,037,950	680,500

Total receivables	3,154,494	1,631,046

Total assets	240,024,939	198,803,304

LIABILITIES:
Securities purchases payable	964,500	944,293
Excess contribution refunds	548,264	300,488

Total liabilities	1,512,764	1,244,781

Total net assets available for benefits	$238,512,175	$197,558,523

See accompanying notes to financial statements.

STEWART SALARY DEFERRAL PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

ADDITIONS TO NET ASSETS:
Contributions -
Company, net of forfeitures	$6,836,905
Plan participants	24,695,988
Rollovers	4,098,907

Total contributions	35,631,800

Net investment income -
Dividends and capital gains	9,576,307
Interest	1,400,556
Net appreciation of investments	12,108,040

Total net investment income	23,084,903

Total additions to net assets	58,716,703

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	16,732,849
Excess contribution refunds	548,264
Transfers from the Plan	447,048
Administrative expenses	34,890

Total deductions from net assets	17,763,051

Net increase in net assets available for benefits	40,953,652

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	197,558,523

End of year	$238,512,175

See accompanying notes to financial statements.

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1) DESCRIPTION OF THE PLAN
The Stewart Salary Deferral Plan (the “Plan”) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (“STG”). STG is a wholly owned subsidiary of Stewart Information Services Corporation (“SISCO”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) .
The Plan is administered by STG (the “Plan Administrator”) and Wells Fargo Bank of Texas, N.A., the Plan’s trustee and record keeper (“Wells Fargo”). An administrative committee of executives (the “Administrative Committee”) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of Wells Fargo.
The summary of significant provisions of the Plan presented below provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a) Employee Participation
The Plan is made available to eligible employees of STG and its affiliates (collectively the “Company”). All employees who have completed ninety days (90) of service and work a minimum number of hours, as defined by the Plan, are eligible to participate in the Plan.
(b) Contributions
Plan participants may defer up to fifty percent (50%) of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (the “IRC”). Highly compensated participants may be required to reduce the amount of “pretax” contributions in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the IRC. As of December 31, 2006 and 2005, excess contribution refunds were due to Plan participants in the amount of $548,264 and $300,488, respectively.
Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.
The Company’s matching contribution is currently equal to fifty cents for each one dollar of considered compensation contributed (other than catch-up contributions) up to a maximum of six percent (6%) of each participant’s considered compensation, subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan. The Plan recorded $6,836,905 for matching contributions, net of forfeitures, during 2006.
The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, is determined quarterly and allocated equally to all eligible participants quarterly, in accordance with the Plan’s provisions.

4	Continued

STEWART SALARY AND DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Company may utilize available forfeitures to offset discretionary contributions to the Plan. The Plan recorded no discretionary contributions during 2006.
Employees are permitted to rollover pre-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, as specified in the Plan document.
(c) Participant Accounts
Each participant’s account is credited with the elected deferral amount, the Company’s employer matching contribution, a Company discretionary contribution, if any, and an allocation of Plan earnings. Net investment income (loss) is allocated to participants’ accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.
(d) Investment Options
Employees may elect to have their contributions allocated among various investment options offered by the Plan. The Plan currently offers fourteen mutual funds, one common collective trust fund, and the SISCO Stock Fund as investment options for participants. Certain limitations apply under the Plan.
The SISCO Stock Fund is invested primarily in SISCO common stock. The remaining portion of the fund is invested in the Wells Fargo Short Term Investment Fund G, a common collective trust fund, which is not available for investment allocation. Wells Fargo is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.
(e) Vesting and Payment of Benefits
Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death, disability or other termination of employment.
Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death or disability. Upon other termination of employment, participants are eligible to receive payment of the total account balance if they have completed three (3) years of service. Participants who have completed less than three (3) years of service are eligible to receive payment of all employee contributions, but forfeit Company matching and discretionary contributions and related earnings on such contributions.
Forfeited amounts may be used to reduce future Company matching or discretionary contributions, to pay administrative expenses of the Plan, or to reinstate former participant balances. During 2006, available forfeitures in the amount of $417,880 were utilized to reduce Company matching contributions.
Distributions may be paid in a lump sum or in installments subject to the provisions of the Plan. Direct rollovers from the Plan to an IRA or other qualified plan are permitted.

5	Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
There were no amounts allocated to withdrawing participants for amounts that have been processed and approved for payment prior to December 31, 2006 and 2005, but not yet paid as of that date.
(f) Participant Loans
A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lessor of $50,000 or fifty percent (50%) of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting. Benefits paid to participants are recorded when paid. Loan administration fees and redemption fees are paid from Plan assets. Plan expenses not paid from Plan assets are paid by the Company.
(b) Investment Valuation and Income
Investments in mutual funds and common stock are stated at fair value as determined by quoted market price. Common collective trust funds are stated at the fair value of the underlying securities. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividend and capital gain income is recorded on the ex-dividend date.
Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are calculated using the historical cost method and are combined and presented as net appreciation of investments in the statement of changes in net assets available for Plan benefits.
(c) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

6	Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(d) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.
(3) INVESTMENTS
At December 31, 2006 and 2005, all investments of the Plan were participant-directed. The following table presents the Plan investments which exceed 5% of the Plan’s net assets at year end:

	2006		2005
Wells Fargo Bond Index Fund N	$16,545,487		$15,242,311
Wells Fargo Advantage Treasury Plus Money Market Fund – Service Class	25,134,716		20,931,946
Wells Fargo Advantage Asset Allocation Fund – Admin Class	25,815,827		23,145,107
Wells Fargo Advantage Index Fund – Admin Class	47,801,661		42,794,859
Dodge & Cox Stock Fund	28,155,849		19,361,278
Dreyfus Small Cap Stock Index Fund	13,391,853		11,589,445
Fidelity Advisor Diversified International Fund – Class A	21,572,730		15,738,193
Stewart Information Services Corporation Common Stock	11,310,022	*	11,800,139

*	presented for comparative purposes only
The following table presents net appreciation (depreciation) of investments for the year ended December 31, 2006 by investment type:

Mutual funds	$12,803,538
Common collective trust funds	563,825
Common stock	(1,259,323)

Total net appreciation of investments	$12,108,040

7	Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(4) RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wells Fargo for loan administration services and redemption fees totaled $34,890 for the year ended December 31, 2006.
Certain Plan investments are shares of SISCO common stock, and therefore, these transactions qualify as party-in-interest transactions.
These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.
(5) PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.
(6) TAX STATUS
The Plan received its latest favorable determination letter dated July 24, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(7) TRANSFER FROM THE PLAN
Employees of Stewart Title of Louisiana, an affiliate of STG, withdrew from participation in the Plan during 2006. Accordingly, the Administrative Committee gave consent for the direct trustee-to-trustee transfer of the effected participants’ account balances of approximately $447,000 in March 2006 from the Plan to a successor plan.

STEWART SALARY DEFERRAL PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006
Plan Sponsor Number: 74-0924290

Plan Number: 002

(a)	(b)	(c)	(d)	(e)
Party	Identity of issuer,	Description of investment including
-in	borrower, lessor, or	maturity date, rate of interest,		Current
-interest	similar party	collateral, par or maturity value	Cost	value
*	Wells Fargo Bank of Texas, N.A.	Bond Index Fund N	**	$ 16,545,487
*	Wells Fargo Bank of Texas, N.A.	Advantage Treasury Plus Money Market Fund – Service Class	**	25,134,716
*	Wells Fargo Bank of Texas, N.A.	Advantage Asset Allocation Fund – Admin Class	**	25,815,827
*	Wells Fargo Bank of Texas, N.A.	Advantage Index Fund – Admin Class	**	47,801,661
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2010 Fund – Admin Class	**	4,990,100
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2020 Fund – Admin Class	**	6,400,277
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2030 Fund – Admin Class	**	4,067,868
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2040 Fund – Admin Class	**	3,596,208
	AIM Distributors, Inc.	Small Cap Growth Fund – Class A	**	4,136,996
	Dodge & Cox	Stock Fund	**	28,155,849
	Dreyfus Service Corp.	Small Cap Stock Index Fund	**	13,391,853
	Goldman, Sachs & Co.	Small Cap Value Fund	**	9,027,802
	Goldman, Sachs & Co.	Short Duration Government Fund – Class A	**	2,922,158
	Janus Distributors, LLC	Advisor Forty Fund – Class S	**	5,375,913
	Fidelity Management & Research Company	Advisor Diversified International Fund – Class A	**	21,572,730
*	Stewart Information Services Corporation	Common Stock	**	11,310,022
*	Wells Fargo Bank of Texas, N.A.	Short Term Investment Fund G	**	530,675
*	Participant loans	Interest rates from 5.25% to 9.00%	**	6,094,303

		Total		$236,870,445

*	A party-in-interest as defined by ERISA.

**	Cost information is not required as these assets are participant-directed.
See accompanying report of independent registered public accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date:           June 15, 2007
By: /s/ Nita Hanks
Nita Hanks, Chairperson – Administrative
Committee of the Stewart Salary Deferral Plan and
Senior Vice President – Employee Services

Exhibit Index

Exhibit	Description of Exhibit

23.1	Consent of Mir•Fox & Rodriguez, P.C.